Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE

ALPHA TAU MEDICAL LTD. 5 KIRYAT HAMADA ST. JERUSALEM 9777605, ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 16, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ALPHA TAU MEDICAL LTD.
The Board of Directors recommends you vote FOR each of the following proposals:
1.	To re-elect each of Alan Adler and S. Morry Blumenfeld, and to elect Nadav Kidron, as Class I directors, to serve until our Annual General Meeting of Shareholders in 2028, and until their respective successors are duly elected and qualified;

Nominees:		For	Against	Abstain

1a. Alan Adler		☐	☐	☐

1b. S. Morry Blumenfeld		☐	☐	☐

1c. Nadav Kidron		☐	☐	☐
					For	Against	Abstain
2.	To approve the issuance of a warrant to purchase 2,390,000 ordinary shares of the Company, no par value (the “Shares”) with an exercise price of $3.90 per share and a warrant to purchase 847,000 Shares with an exercise price of $3.474 per share pursuant to the Strategic Services Agreement by and between the Company and Oramed Ltd. dated April 24, 2025.				☐	☐	☐
					For	Against	Abstain
3.	To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025, and until the next Annual General Meeting of Shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.				☐	☐	☐
					For	Against	Abstain
4.	To approve the change to our Non-Employee Director Compensation Package as set forth in the proxy statement dated May 13, 2025.				☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for
the Annual General Meeting:

The Proxy Statement is available at www.proxyvote.com.

ALPHA TAU MEDICAL LTD.

Annual General Meeting of Shareholders

To be held June 17, 2025

This proxy is solicited by the Board of Directors

I, the undersigned shareholder of ALPHA TAU MEDICAL LTD., hereby appoint Uzi Sofer and Raphi Levy, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ALPHA TAU MEDICAL LTD. held in my name on its books as of May 12, 2025, at the Annual General Meeting of Shareholders to be held at 3:00 PM (Israel time) on June 17, 2025, at the Company’s headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, and any adjournment or postponement thereof. By my signature, I hereby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side